Exhibit 23.1

KPMG LLP 1 East Pratt Street Baltimore, MD 21202-1128

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FTI Consulting, Inc.:

We consent to the use of our reports dated February 23, 2015, with respect to the consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference.

Baltimore, Maryland

June 3, 2015

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.